Exhibit 99.3

PRESS RELEASE

Tilenga Project: TotalEnergies Publishes Independent
Assessment of the Land Acquisition Program in Uganda

Paris, March 6, 2026 – TotalEnergies, operator of the Tilenga Project in Uganda through its affiliate TotalEnergies EP Uganda (TEPU), is publishing the independent assessment conducted by the Canadian firm Land & People Planning Ltd on the land acquisition, resettlement and livelihood restoration program implemented for the Tilenga Project, together with the action plan adopted by TEPU based on the report’s recommendations.

This independent review follows the commitment made by TotalEnergies in 2024. The mission had initially been entrusted to Lionel Zinsou, who informed the Company that he would be unable to complete it due to personal health circumstances. TotalEnergies expresses its appreciation for his involvement.

The assessment conducted in the districts of Buliisa, Hoima and Kikuube covered all core components of the land acquisition program. The report concludes that the program was implemented in line with the Project’s land acquisition and resettlement commitments, aligned with IFC Performance Standard 5, with no material systemic deficiencies. Furthermore, the report states that “compensation, replacement house handover, and a majority of livelihood mitigations have been completed and that the Project is now well positioned to transition toward Resettlement Action Plan closure.”

Between 2022 and end-2024, the Tilenga Project acquired approximately 2,108 acres of land, impacting 4,954 households and communities, including the relocation of 205 primary residents. To date, over 99% of compensation agreements have been signed and paid, and 100% of resettlement houses have been built and handed over.

Based on the recommendations of this report, TEPU will implement an action plan covering the following areas:

•	Livelihood restoration: continued monitoring in 2026 to ensure completion and uptake of training and support measures (agronomic practices, post-harvest equipment, business start-up packs).

•	Support to vulnerable households: tailored assistance for potentially vulnerable households, in coordination with local government services.

•	Grievance management: strengthened tracking and communication tools, including FAQs and key messages to ensure consistency and transparency.

•	Engagement and disclosure: a focused engagement plan dedicated to Resettlement Action Plan closure and livelihoods programming closure.

•	Gender considerations: integration of gender-disaggregated data into closure datasets and reporting.

•	Closure: initiation of the formal closure process, to be followed by an independent third-party closure audit.

“The publication of this independent report and the associated action plan demonstrates our commitment to transparency and continuous improvement. We remain fully committed to completing the program in line with international standards and to continuing our contribution to local development”, said Nicolas Terraz, President Exploration & Production of TotalEnergies.

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About TotalEnergies

TotalEnergies is a global integrated energy company that produces and markets energies: oil and biofuels, natural gas, biogas and low-carbon hydrogen, renewables and electricity. Our more than 100,000 employees are committed to provide as many people as possible with energy that is more reliable, more affordable and more sustainable. Active in about 120 countries, TotalEnergies places sustainability at the heart of its strategy, its projects and its operations.

TotalEnergies Contacts

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